Unusual Whales Subversive Republican Trading ETF

IMMEDIATE ACTION NEEDED

DEAR SHAREHOLDER,

As our nation prepares for an important presidential election, we want to remind you of another significant vote—yours! On December 4, 2024, at 10:00 a.m. Central Time, the Special Meeting of shareholders of the Unusual Whales Subversive Republican Trading ETF (“KRUZ”) will be held. Shareholders are being asked to vote on a reorganization.

Just as your vote is essential in the national election, it's important regarding your investment in KRUZ.

The Board of Trustees of the Series Portfolios Trust unanimously recommends that you vote “FOR” the Proposal.

Voting your shares is easy.
Please call our proxy solicitor, Morrow Sodali Fund Solutions. Monday through Friday between 10:00 am and 11:00 pm ET.
1-833-876-5570
Please have your reference number ready and they will assist you in casting your vote.

REFERENCE NUMBER(S):

Best regards,

/s/ RYAN L. ROELL
RYAN L. ROELL
PRESIDENT, SERIES PORTFOLIOS TRUST

Subversive ETFs IA